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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QAD Inc.
(Name of Subject Company (Issuer))

QAD Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $.001 per share
(Title of Class of Securities)

74727D 10 8
(CUSIP Number of Class of Securities)

Roland Desilets, Esq.
Executive Vice President, General Counsel
and Secretary
QAD Inc.
6450 Via Real
Carpinteria, California 93013
(805) 684-6614
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Blase P. Dillingham, Esq.
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, California 90064
(310) 312-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,650,000	$1,104.29

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,600,000 shares of outstanding common stock, par value $.001 per share, at the maximum tender offer price of $5.25 per share.
**	Previously Paid
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,104.29
Form or Registration No.:	Schedule TO
Filing Party:	QAD Inc.
Date Filed:	March 21, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 1 (this "Amendment No. 1") to Issuer Tender Offer Statement on Schedule TO is filed by QAD Inc., a Delaware corporation ("QAD"), in connection with its offer to purchase 2,600,000 shares of its common stock, $.001 par value per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by QAD that is not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, without interest, at which QAD stockholders have indicated they are willing to sell their shares. QAD's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which together, as they may be amended or supplemented from time to time, constitute the offer. This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by QAD on March 21, 2003 (the "Schedule TO") as set forth below. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13(e)-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibit (a)(1)(i) and (a)(i)(ii), respectively, is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

        Item 1 of the Schedule TO and the "Summary Term Sheet" of the Offer to Purchase are hereby amended and supplemented as follows:

        (i)    The phrase "as promptly as practicable" in the fourth sentence of the answer to the question "What will the purchase price for the shares be?" on page 1 of the Offer to Purchase is deleted and replaced with the word "promptly" so that such sentence reads as follows:

  "We will determine the purchase price that we will pay per share promptly after the tender offer expires."

        (ii)  The first sentence of the answer to the question "Can the tender offer be extended, amended or terminated and under what circumstances?" on page 1 of the Offer to Purchase is deleted and replaced with the following:

  "We can extend or amend the tender offer in our sole discretion, subject to applicable law. We can terminate the tender offer in our sole discretion, subject to applicable law, upon the failure of one or more of the conditions of the tender offer. See Section 6."

        (iii)  Replace the word "significant" in the answer to the question "Are there any conditions to the tender offer?" on page 2 of the Offer to Purchase with the word "material."

        (iv)  Replace the date "Monday, May 19, 2003" in the second sentence of the answer to the question "Once I have tendered shares in the tender offer, can I withdraw my tender?" on page 2 of the Offer to Purchase with the date "Thursday, May 15, 2003."

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO and Section 1 of the Offer to Purchase ("Number of Shares; Proration") are hereby amended and supplemented as follows:

        (i)    The second sentence of the seventh paragraph under the section entitled "General" on page 7 of the Offer to Purchase is amended by deleting the phrase "As promptly as practicable" and replacing it with "Promptly."

        (ii)  The last sentence of the seventh paragraph under the section entitled "General" on page 8 of the Offer to Purchase is amended by deleting the phrase "as promptly and practicable" and replacing it with "promptly."

        (iii)  The second paragraph under the section entitled "Odd Lots" on page 8 of the Offer to Purchase is deleted in its entirety.

        Item 4 of the Schedule TO and Section 5 of the Offer to Purchase ("Purchase of Shares and Payment of Purchase Price") are hereby amended and supplemented as follows:

        (i)    Replace the phrase "as promptly as practicable" in the first sentence of the first paragraph on page 18 of the Offer to Purchase with the word "promptly."

        (ii)  Replace the phrase "as promptly as practicable" in the second paragraph on page 18 of the Offer to Purchase with the word "promptly."

        Item 4 of the Schedule TO and Section 6 of the Offer to Purchase ("Conditions of the Offer") are hereby amended and supplemented as follows:

        (i)    Subparagraph (2) under the first bullet point of Section 6 on page 19 of the Offer to Purchase is deleted in its entirety and replaced with the following:

  "in our reasonable judgment, could materially and adversely affect our, or our subsidiaries', business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair in any way the future conduct of our, or our subsidiaries', business (as contemplated by our current business plans), or materially impair the contemplated benefits of the tender offer to us (See Section 2 "Purpose of the Tender Offer; Certain Effects of the Tender Offer");"

        (ii)  Subparagraph (3) under the second bullet point of Section 6 on page 19 of the Offer to Purchase is deleted in its entirety and replaced with the following:

  "materially impair the contemplated benefits of the tender offer to us (See Section 2 "Purpose of the Tender Offer; Certain Effects of the Tender Offer"); or"

        (iii)  Subparagraph (4) under the second bullet point of Section 6 beginning on page 19 of the Offer to Purchase is deleted in its entirety and replaced with the following:

  "materially and adversely affect our, or our subsidiaries', business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair in any way the future conduct of our, or our subsidiaries', business (as contemplated by our current business plans);"

        (iv)  Replace the word "significant" in subparagraph (6) under the third bullet point of Section 6 on page 20 of the Offer to Purchase (the first bullet point on page 20) with the word "material."

        (v)  The sixth bullet point under Section 6 on page 21 of the Offer to Purchase (the first bullet point on page 21) is deleted in its entirety and replaced with the following:

  "any change or event is discovered or is threatened in our, or our subsidiaries', business, condition (financial or otherwise), assets, income, operations or prospects, or in the ownership of our shares that, in our reasonable judgment, is or is reasonably likely to have material adverse effect on us and our subsidiaries; or"

        (vi)  The phrase "may otherwise" in the seventh bullet point under Section 6 on page 21 of the Offer to Purchase (the second bullet point on page 21) is deleted and replaced with the word "will."

        Item 4 of the Schedule TO and Section 14 of the Offer to Purchase ("Extension of the Tender Offer; Termination and Amendment") are hereby amended and supplemented by deleting the second sentence in the first paragraph under Section 14 on page 40 of the Offer to Purchase and replacing it with the following:

  "We also expressly reserve the right, in our sole discretion, upon the occurrence of one or more of the conditions specified in Section 6 and subject to applicable law, (i) to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, (ii) to postpone payment for shares, by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement."

Item 10. Financial Statements.

        Item 10 of the Schedule TO is hereby amended and supplemented by deleting the sentence appearing thereunder and replacing it with the following:

  "The information set forth in the Offer to Purchase under Section 10 ("Unaudited Pro Forma Financial Information"), and on pages 41-63 of QAD's Annual Report on Form 10-K for the fiscal year ended January 31, 2002, and on pages 1-10 of QAD's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002, is incorporated herein by reference."

        Item 10 of the Schedule TO and Section 10 of the Offer to Purchase ("Unaudited Pro Forma Information") are hereby amended and supplemented as follows:

        (i) Add the line item "Book value per share" to the bottom of the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of October 31, 2002 on page 28 of the Offer to Purchase as follows:

						Tender Offer Pro Forma Adjustments
	Historical (in USD)									Pro Forma Results
			Acquisition Related Pro forma
	QAD Inc. As of October 31, 2002	BDM UK As of November 12, 2002				Assuming $5.25 Purchase Price		Assuming $4.75 Purchase Price		Assuming $5.25 Purchase Price	Assuming $4.75 Purchase Price
			Adjustments	Ref.	Combined		Ref.		Ref.
Book value per share	$0.96	$0.03			$0.96					$0.60	$0.64
Common stock outstanding	34,564	34,564			34,564	(2,600)	(k)	(2,600)	(k)	31,964	31,964

        (ii)  The following note is added under "QAD Inc., Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information" on page 31 of the Offer to Purchase:

    "(k)
    Adjustment to common stock outstanding to reflect the repurchase of 2,600,000 shares of our common stock through the tender offer as if it occurred on October 31, 2002. Book value per share is calculated by dividing "Total stockholders' equity" in the accompanying pro forma balance sheet by "Common stock outstanding.""

Item 12. Exhibits.

        The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ ROLAND DESILETS
	Name:	Roland Desilets
	Title:	Executive Vice President, General Counsel and Secretary

Date:    April 8, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated March 21, 2003*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(5)(i)	Press Release, dated March 20, 2003**
(a)(5)(ii)	Letter to Stockholders from the Chief Executive Officer of QAD Inc., dated March 21, 2003*
(b)	None
(d)(i)	Stock Purchase Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999***
(d)(ii)	Registration Rights Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999***
(d)(iii)	Stockholders' Agreement between QAD Inc. and Recovery Equity Investors II, L.P. dated December 23, 1999*
(d)(iv)	Warrant issued to Recovery Equity Investors II, L.P. dated December 23, 1999*
(d)(v)
Form of Employee Retention Agreement between QAD Inc. and each of Kathleen M. Fisher, Vince Niedzielski, Roland B. Desilets, Jr., John Doordan, Daniel Lender, Michael Lodato, Valerie Miller and Cheryl Slomann.*
(d)(vi)	Agreement to Escrow Funds between QAD Inc. and Kathleen M. Fisher*
(d)(vii)	Second Amendment to Loan and Security Agreement between Foothill Capital Corporation and QAD Inc.*
(d)(viii)	Form of Indemnity Agreement between QAD Inc. and each of its Current Directors****
(g)	None
(h)	None

*
Previously filed on Schedule TO-I on March 21, 2003

**
Previously filed on Schedule TO-C on March 21, 2003.

***
Incorporated by reference to QAD's Annual Report on Form 10-K for the year ended January 31, 2000 (Commission No. 0-22823).

****
Incorporated by reference to QAD's Registration Statement on Form S-1 (Commission No. 333-28441).

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Calculation Of Filing Fee
SCHEDULE TO
SIGNATURE
EXHIBIT INDEX